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Exhibit (a)(13)


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UNITED DOMINION NEWS

         CONTACT--
                  Glenn Eisenberg -- (704) 347-6873        FOR IMMEDIATE RELEASE


         UNITED DOMINION INDUSTRIES ANNOUNCES TERMINATION OF AGREEMENT
                           TO ACQUIRE IMO INDUSTRIES

         CHARLOTTE, NORTH CAROLINA (July 28, 1997) -- United Dominion Industries Limited (NYSE, TSE:UDI) announced today that Imo Industries Inc. (NYSE:IMD) has terminated its merger agreement with the company, and pursuant to the terms of the agreement, United Dominion has received payment of an $8 million termination fee and an additional $2 million has been paid into escrow to reimburse United Dominion for its expenses.

         On June 26, 1997, United Dominion and its wholly owned subsidiary, UD Delaware Corp. (UD Delaware), entered into a merger agreement with Imo to acquire Imo common stock and associated rights at a cash price of $6.00 per share. Pursuant to the agreement, on July 2, 1997, UD Delaware commenced a tender offer to acquire Imo common stock and associated rights at $6.00 per share, net to the seller in cash, and another subsidiary of United Dominion, UD Note Corp. (UD Note), commenced a tender offer and consent solicitation to acquire Imo's $155 million 11 3/4% senior subordinated notes at a total price equal to 120% of the outstanding balance of such notes plus accrued interest. Each tender offer is scheduled to expire at 12:00 midnight, New York City time, on July 30, 1997, unless extended in accordance with the terms of the respective Offer to Purchase.

         United Dominion is a diversified manufacturer of proprietary, engineered products for customers worldwide.

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